FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May, 2007

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated May 4, 2007, relating to : Annual General Meeting of Shareholders

ANNUAL GENERAL MEETING OF LAFARGE SHAREHOLDERS

The Annual General Meeting of Lafarge shareholders, which was held in Paris on May 3, 2007 under the chairmanship of Bertrand Collomb, approved the 2006 financial statements.

The Group reiterated that 2006 saw record results and confirmed that results should continue to improve in 2007.

At the Annual General Meeting, shareholders voted to approve a dividend payment of €3 per share, representing an increase of 18% compared with 2006. The dividend will be paid on May 25.

Two new directors were appointed at the Annual General Meeting, namely Philippe Dauman, Chairman and Chief Executive Officer of Viacom, who replaces Guillaume Frering, and Pierre de Lafarge, Director of International Development at Kerneos, who replaces Raphaël de Lafarge.

Philippe Dauman has served as Chairman and Chief Executive Officer of Viacom since September 2006. Prior to that, he was Co-Chairman of the Board and Managing Director of DND Capital Partners L.L.C., an investment fund specializing in media and telecommunications from May of 2000. Before forming DND Capital Partners, Mr. Dauman was Vice-Chairman of the Board of Viacom from 1996 to May 2000, Executive Vice President from 1995 to May 2000 and Chief Counsel and Secretary of the Board from 1993 to 1998. He was previously a partner in the New York firm of Shearman & Sterling.

Mr. Dauman served as a director of Lafarge North America from 1997 to 2006, and is currently a director of Viacom and National Amusements Inc. and a member of the Dean’s Council for the University of Columbia Law School.

Mr. Dauman is 52. He does not yet own shares of the Company.

Pierre de Lafarge is Director of International Development for Kerneos, a subsidiary of the Matéris group. He worked in the Lafarge group from 1972 to 2001, successively holding the positions of Deputy Chief Executive Officer of Lafarge Réfractaire from 1992 to 1995, Vice President for Development in Eastern Europe with Lafarge Mortier from 1996 to 2000, then as Vice President for Strategy and International Development for Lafarge Mortiers from 2000 to 2001 and the mortar operations of the Matéris group from 2001 to 2003. In 2001, he left the Lafarge group because of the sale of the specialty materials business, now known as Matéris, to investment funds.

Mr. de Lafarge holds an engineering degree from the School of Mines in Nancy. He is 60. He holds 20,365 shares of the Company.

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NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier :	+33(1) 44 34 92 32	Yvon Brindamour :	+33(1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge :	+33(1) 44 34 19 47	Daniele Daouphars :	+33(1) 44 34 11 51
Lucy.wadge@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu :	+33(1) 44 34 18 18	Stéphanie Billet :	+33(1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 4, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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